Prospectus Supplement No. 4 To Prospectus dated May 26, 2021	Filed Pursuant to Rule 424(b)(3) Registration No. 333-252241

Clever Leaves Holdings Inc.

Primary Offering of

17,900,000 Common Shares Issuable Upon Exercise of Warrants

1,217,826 Common Shares Issuable Upon Conversion of Non-Voting Common Shares

125,370 Common Shares Issuable Upon Exercise of Options

Secondary Offering of

5,494,789 Common Shares
4,900,000 Warrants to Purchase Common Shares
4,900,000 Common Shares Issuable upon Exercise of Warrants

This Prospectus Supplement No. 4 supplements the Prospectus dated May 26, 2021 (the “Prospectus”) of Clever Leaves Holdings Inc., a corporation organized under the laws of British Columbia, Canada (“we” or the “Company”), that forms a part of the Company’s Registration Statement on Form S-1 (File No. 333-252241). This Prospectus Supplement No. 4 is being filed to update and supplement certain information contained in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 13, 2022. This Prospectus Supplement No. 4 should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 10 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 13, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 13, 2022

Clever Leaves Holdings Inc.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-39820	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6501 Congress Ave, Suite 240
Boca Raton, Florida	33487
(Address of principal executive offices)	(Zip Code)

(212) 277-4000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares without par value	CLVR	The Nasdaq Stock Market LLC
Warrants, each warrant exercisable for one common share at an exercise price of $11.50	CLVRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement

On January 13, 2022, Clever Leaves Holdings Inc. (“CLVR”) and Catalina LP (“Catalina”) entered into a First Amendment to Secured Convertible Note (the “First Amendment Agreement”), amending certain terms of the Secured Convertible Note issued by CLVR to Catalina on July 19, 2021 (the “Original Note”). Capitalized terms used herein have the meaning given to them under Original Note, unless defined herein or otherwise indicated.

The amendments described below under “Temporary Amendments” expire at 11:59 p.m. on July 19, 2022 (the “Expiration Time”), at which time the terms of the Original Note apply with respect to such amendments.

As of the date of the First Amendment Agreement, $5,559,285.60 in redemptions of Principal (with 720,085 Common Shares (defined below) being issued to the Holder) have been made in accordance with Section 4 of the Original Note. Accordingly, pursuant to Section 4(c)(i) of the Original Note, further redemptions made in accordance with Section 4 of the Original Note from the date of the First Amendment Agreement through and including July 19, 2022 cannot exceed an additional $6,940,714.40 of Principal in the aggregate (“First Half Principal Amount”). The terms of the Original Note will apply to redemptions or repayments after July 19, 2022, unless further amended by the parties thereto.

Temporary Amendments

Redemption for Cash - The First Amendment Agreement allows Catalina to elect to receive cash repayments on account of Principal if the closing price per Common Share is below US$2.20 (compared to US$7.00 in the Original Note) on any 10 of the previous 20 Trading Days (compared to 15 consecutive trading days in the Original Note), provided that such repayments do not exceed US$3,500,000 (less any conversions made pursuant to the optional redemption provisions described below) in any calendar month or, in the aggregate and until the Expiration Date, the First Half Principal Amount (less any conversions made pursuant to the optional redemption provisions described below).

Optional Redemptions into Common Shares

The First Amendment Agreements eliminates the Company’s right to elect to convert pursuant to the Original Note.

With respect to redemptions into common shares of the Company, without par value (“Common Shares”) by Catalina, the First Amendment Agreement modifies the definition of Optional Redemption Price (which is the price at which Catalina may elect to redeem the Principal into Common Shares), to be the greater of (i) US$2.208 (which decreased from US$6.44 in the Original Note); and (ii) an 8% discount to the 4-day VWAP, which is defined as the lowest volume weighted average trading price of the Common Shares on the Nasdaq Stock Market on each of the three days prior to and including the date of the Optional Redemption Notice (the Original Note did not include the 4-day VWAP concept, and instead provided for an 8% discount to the closing price of the Common Shares on the Original Redemption Date). As such, until the Expiration Time, Catalina may redeem the First Half Principal Amount for approximately 3.1 million Common Shares assuming the minimum Optional Redemption Price of US$2.208 (compared to approximately 1.1 million Common Shares assuming the US$6.44 minimum optional redemption price included in the Original Note).

The First Amendment Agreements also modifies the limitations on redemptions into Common Shares by Catalina as follows: (1) from and after February 1, 2022, Catalina may redeem up to an aggregate amount of US$2,000,000 (the “Base Redemption Amount”) during a calendar month at the Optional Redemption Price; (2) from and after February 1, 2022, Catalina may redeem up to an additional US$1,500,000 (the “Additional Redemption Amount”) during a calendar month at a redemption price that is the greater of (i) US$4.60 and (ii) an 8% discount to the 4-day VWAP (as defined above); and (3) until January 31, 2022, Catalina may redeem up to an aggregate amount of US$4,000,000 (the “Make-Up Base Redemption Amount”) at the Optional Redemption Price; and (4) until January 31, 2022, Catalina may redeem up to an additional US$3,000,000 (the “Make-Up Additional Redemption Amount”) at a redemption price that is the greater of (i) US$4.60 and (ii) an 8% discount to the 4-day VWAP (as defined above). If Catalina does not redeem the full amount of the Base Redemption Amount, Additional Redemption Amount, Make-Up Base Redemption Amount or Make-Up Additional Redemption Amount in an applicable calendar month, Catalina may redeem any unused portion at any time prior to the Expiration Date.

Non-Temporary Amendments

In the event the number of Common Shares that are issued to Catalina pursuant to the First Amendment Agreement or, following the Expiration Time, the Original Note, exceed those registered under the existing resale registration statement on Form S-1 (File No. 333-258855), CLVR may be required to amend such registration statement or file a new registration statement with the Securities and Exchange Commission to register such Common Shares.

The foregoing description of the First Amendment Agreement is not complete and should be read in conjunction with the full text of the First Amendment Agreement, a copy of which is filed herewith as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the Original Note.

Item 2.03 Creation of Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant

The disclosure set forth under Item 1.01 of this current report is incorporated by reference into this Item 2.03.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth under Item 1.01 of this current report is incorporated by reference into this Item 3.02.

Item 9.01. Financial Statements and Exhibits

Exhibit No.	Description
10.1	First Amendment to Secured Convertible Note, dated as of January 13, 2022, by and among Clever Leaves Holdings Inc. and Catalina LP

104	Cover Page Interactive Data File (Formatted as Inline XBRL and included as Exhibit 101)

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Clever Leaves Holdings Inc.

By:	/s/ David M. Kastin
	Name:	David M. Kastin
	Title:	General Counsel and Corporate Secretary

Date: January 13, 2022

3

Exhibit 10.1

FIRST AMENDMENT TO SECURED CONVERTIBLE NOTE

THIS FIRST AMENDMENT AGREEMENT is made as January 13, 2022.

WHEREAS, reference is made to the Secured Convertible Note issued July 19, 2021 (the “Note”) issued by Clever Leaves Holdings Inc. (the “Company”) in favor of Catalina LP (the “Holder”); and

WHEREAS, the parties wish to amend the Note in accordance with the terms and conditions of this first amendment agreement (this “First Amendment Agreement”).

NOW, THEREFORE, in consideration of the premises and mutual agreements contained in this Agreement and in the Note, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree, as follows:

1.  DEFINITIONS. All capitalized terms not otherwise defined herein (including the recitals above) are used as defined in the Note.

2.  ACKNOWLEDGMENT. Each of the Company and the Holder hereby acknowledge and agree that, as of the date of this First Amendment Agreement, there have been a total of $5,559,285.60 in redemptions of Principal (with 720,085 Common Shares being issued to the Holder) made in accordance with Section 4 of the Note, and accordingly pursuant to Section 4(c)(i) of the Note, further redemptions made in accordance with Section 4 of the Note from the date hereof through and including July 19, 2022 shall not exceed an additional $6,940,714.40 of Principal in aggregate.

3.  TEMPORARY AMENDMENT.

(a)  The amendments contemplated by this Section 3 of the First Amendment Agreement shall expire, and be of no further force or effect, at 11:59 p.m. on July 19, 2022 (i.e., one (1) year after the Issuance Date), and from and after that date the original terms of the Note shall apply.

(b)  Subject to Section 3(a) above, as of the date hereof, the Note is hereby amended as follows:

(i)  Section 4(b) of the Note is deleted in its entirety, and replaced with the following:

“(b)	Redemption for Cash. Subject to the limitations provided herein and in Section 4(c)(i), on any Trading Day on which the closing price per Common Share quoted by the applicable Eligible Market was below US$2.20 on any ten (10) of the previous twenty (20) Trading Days, the Holder will have the right to elect to receive cash repayments on account of Principal and accrued Interest by giving notice in writing to the Company no less than fifteen (15) days in advance of such cash repayment, provided that at the time such notice is given, the aggregate amount of the cash repayment elections made by the Holder under this Section 4(b) in any given calendar month shall not exceed the amount equal to US$3,500,000 less the sum of all redemptions made by the Holder pursuant to Sections 4(c)(iii)(w), (x), and (z) in such calendar month. For greater certainty, if, on the date of the required cash repayment following a notice by the Holder made under this Section 4(b), the closing price per Common Share quoted by the applicable Eligible Market was not below US$2,20 on any ten (10) of the previous twenty (20) Trading Days, the cash repayment is still required to be made. Notwithstanding the foregoing cash repayments under this Section 4(b) shall be limited to an amount equal to $6,940,714.40, less (i) any redemptions made by the Company and Holder pursuant to sections 4(c)(iii)(w), (x), and (z) and less (ii) any previous cash repayments made by the Company.

(ii)  Section 4(c)(ii) is deleted in its entirety, and replaced with the following:

“(ii) The Company shall not be entitled to deliver an Optional Redemption Notice for the redemption of all or any portion of the Notes for Common Shares prior to July 19, 2022. Neither party shall be entitled to deliver an Optional Redemption Notice for the redemption of all or any portion of the Notes for Common Shares if at the time the Registration Statement is not effective.”

(iii)  The following is added as Section 4(c)(iii) of the Note:

“(iii) In addition to the limitations provided for in Section 4(c)(i) and (ii), unless otherwise agreed to by the parties and subject to the rules and regulations of the Principal Market,

(w)  from and after February 1, 2022, the Holder may redeem up to an aggregate amount of US$2,000,000 (the “Base Redemption Amount”) on any day during a calendar month at the Optional Redemption Price;

(x)  from and after February 1, 2022, the Holder may redeem up to an additional US$1,500,000 (the “Additional Redemption Amount”) on any day during a calendar month provided that the price for any such redemptions shall be equal to the greater of (i) US$4.60 and (ii) an 8% discount to the 4-day VWAP (subject to adjustment as provided herein);

(y)  it is acknowledged and agreed that no redemptions under the Note were made between November 23, 2021 and the date hereof, and the Company and the Holder have agreed that from the date hereof to January 31, 2022:

(A) the Holder may redeem up to US$4,000,000 (the “Make-Up Base Redemption Amount”) during that period, provided such redemptions occur at the Optional Redemption Price; and

(B) the Holder may redeem up to an additional US $3,000,000 (the “Make-Up Additional Redemption Amount”) during that period, provided that the price for any such additional redemptions shall be equal to the greater of (i) US$4.60 and (ii) an 8% discount to the 4-day VWAP (subject to adjustment as provided herein).

(z)  notwithstanding the foregoing, if the full amount of Base Redemption Amount, Additional Redemption Amount, Make-Up Base Redemption Amount or Make-Up Additional Redemption Amount in an applicable calendar month is not redeemed, the Holder may redeem the aggregate amount of the unused portion of the Base Redemption Amount, Additional Redemption Amount, Make-Up Base Redemption Amount or Make-Up Additional Redemption Amount at any time in the future;

(iv)  The following definition of “4-day VWAP” is added to Section 32 of the Note:

“4-day VWAP” means the lowest of the volume-weighted average trading price of the Common Shares on the Principal Market, during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “VAP” function (set to 09:30 start time and 16:00 end time) on each of the three (3) trading days prior to and plus the date of the Optional Redemption Notice.”

(v)  The definition of “Optional Redemption Price” in Section 32(cc) of the Note is deleted in its entirety and replaced with the following:

““Optional Redemption Price” means, as of the date of determination, the greater of (i) a price per Common Share that is equal to an 8% discount to the 4-day VWAP and (ii) US$2.208, subject to adjustment as provided herein.”

4.  AMENDMENT

(a)  As of the date hereof, the Note is hereby amended as follows:

(i)  Section 32(g) is deleted in its entirety, and replaced with the following:

“(g) “Change of Control” means (a) the consummation of any transaction (including without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) of 1934, as amended (the “Exchange Act”) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the ordinary voting power for the election of directors of the Company ; or (b) at any time, the Company shall cease to own, directly or indirectly, legally and beneficially, one hundred percent (100%) of the issued and outstanding capital stock of any Guarantor.”

5.  REPRESENTATIONS AND WARRANTIES. The Company agrees with and confirms to the Holder that as of the date hereof each of the representations and warranties contained in Section 3.2 of the Note Purchase Agreement are true and accurate in all material respects, except to the extent that they relate to an earlier date, in which case they are true and correct as of such date.

6.  REGISTRATION STATEMENT. For the avoidance of doubt (1) the Company hereby represents and warrants to the Holder that the Registration Statement filed by the Company on August 16, 2021 remains effective as of the date hereof; and (2) in accordance with the terms and conditions of the Registration Rights Agreement, the Company covenants and agrees to prepare and file with the SEC an amendment to such Registration Statement and/or file a new registration statement (a “New Registration Statement”), at such time as the Company and Holder mutually agree, acting reasonably, that an amendment to such Registration Statement or a New Registration Statement is required in order to enable the registration of all Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement and the Note, as amended.

7.  GENERAL.

(a)  References to Note. Upon the effectiveness of this First Amendment Agreement, each reference in the Note to “this Note”, “hereunder”, “hereof”, “herein” or words of like import shall mean and be a reference to the Note, as amended by this First Amendment Agreement, and each reference to the Note in any other document, instrument or agreement executed and/or delivered in connection with the Note shall mean and be a reference to the Note, as amended by this First Amendment Agreement.

(b)  Effect on Note. The Note, as amended and modified hereby, the Security, and all other documents, instruments and agreements executed and/or delivered in connection therewith, shall remain in full force and effect and are hereby ratified and confirmed.

(c)  No Waiver. The execution, delivery and effectiveness of this First Amendment Agreement shall not operate as a waiver of any right, power or remedy of any party under the Note Purchase Agreement dated July 19, 2021, between the Company and the Holder or any other document, instrument or agreement executed in connection therewith, nor constitute a waiver of any provision contained therein, except as specifically set forth herein.

(d)  Governing Law. This First Amendment Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this First Amendment Agreement shall be governed by, the laws of the Province of Alberta and the federal laws of Canada applicable therein, without giving effect to any choice of law or conflict of law provision or rule (whether of the Province of Alberta or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the Province of Alberta.

(e)  Successors and Assigns. This First Amendment Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and assigns in accordance with the Note.

(f)  Headings. The section headings in this First Amendment Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this First Amendment Agreement or any provision hereof.

(g)  Counterparts. This First Amendment Agreement may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement. Delivery by facsimile or email of an executed signature page of this First Amendment Agreement shall be as effective as delivery of an original executed counterpart thereof.

(h)  Time of Essence. Time shall be of the essence hereof.

(The remainder of this page is intentionally blank; signature pages follow.)

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment Agreement.

CLEVER LEAVES HOLDINGS INC.

Per:	/s/ Kyle Detwiler
	Name:	Kyle Detwiler
	Title:	Chief Executive Officer

CATALINA LP, by its general partner, CATALINA GP INC

Per:	/s/ Ryan Dunfield
	Name:	Ryan Dunfield
	Title:	President

(Signature Page – First Amendment Agreement)